UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number 001-41801

Cheche Group Inc.

8/F, Desheng Hopson Fortune Plaza

13-1 Deshengmenwai Avenue

Xicheng District, Beijing 100088, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Exhibit Index

Exhibit 99.1 —	Interim Condensed Consolidated Financial Statements as of December 31, 2023 and June 30, 2024 (unaudited) and for the six months ended June 30, 2023 (unaudited) and 2024 (unaudited)
Exhibit 99.2—	Management’s Discussion and Analysis of Financial Condition and Results of Operations
101.INS	Inline XBRL Instance Document - this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File (embedded within the Inline IXBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cheche Group Inc.

	By:	/s/ Lei ZHANG
	Name:	Lei ZHANG
	Title:	Chief Executive Officer and Director

Date: September 30, 2024